SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 9

American Financial Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

025932 10 4
(CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513)  579-2540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

CUSIP No. 025932 10 4
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) S. Craig Lindner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,389,367
8	SHARED VOTING POWER 678,986
9	SOLE DISPOSITIVE POWER 3,389,367
10	SHARED DISPOSITIVE POWER 678,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,068,353 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.53%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on May 11, 2004, as amended by Amendment No. 1 filed on September 18, 2006, Amendment No. 2 filed on August 4, 2008, Amendment No. 3 filed on August 7, 2009, Amendment No. 4 filed on July 16, 2010, Amendment No. 5 filed on December 14, 2010, Amendment No. 6 filed on October 27, 2011, Amendment No. 7 filed on June 11, 2013 and Amendment No. 8 filed on April 16, 2014 (as so amended, the “Original Schedule 13D”), relating to the Common Stock, no par value per share (“Common Stock”) issued by American Financial Group, Inc. (“AFG” or the “Company”).  Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Schedule 13D.
Item 4.     Purpose of Transaction.
Item 4 of the Original 13D is amended and restated as follows:
The Reporting Person is the Co-Chief Executive Officer and Co-President of AFG and also serves on the Board of Directors.  In these capacities, Mr. Lindner has responsibility for AFG’s management and strategic direction.  Additionally, in his capacity as a shareholder of the Company, Mr. Lindner reviews his investment in the Company on a continuous basis. Mr. Lindner may from time to time acquire additional shares of Common Stock of the Company or dispose of a portion of the shares of Common Stock that he beneficially owns.  Any transactions that Mr. Lindner may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, other investment and business opportunities available to Mr. Lindner, tax and estate planning considerations and other factors.
Other than as described above in this Item 4, Mr. Lindner has no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.
Item 5.     Interest in Securities of the Issuer.
Items 5(a) and 5(b) of the Original 13D are amended and restated as follows:
As of April 23, 2019, the Reporting Person beneficially owned 4,068,353 shares (or approximately 4.53% of the outstanding shares) of Common Stock, which amount includes 3,164,927 shares held in a trust for which he holds voting and dispositive power; 34,440 shares held through the Company’s 401(k) retirement plan; 113,229 shares held by a trust over which his spouse has voting and dispositive power; 351,798 shares held by a charitable foundation over which he shares voting and dispositive power;  213,959 shares held in a charitable foundation over which he shares voting and dispositive power with his spouse; and 190,000 shares issuable upon exercise of employee stock options within 60 days of the date of filing.
Item 5(c) of the Original 13D is amended by adding the following:
Within the 60-day period preceding the date of filing of this Amendment, the Reporting Person has engaged in the following transactions.

Date	Transaction	Number of Shares	Price
2/23/2019	Disposition(1)	(3,879)	n/a
2/26/2019	Acquisition(2)	15,110	n/a
3/27/2019	Gift	(6,437)	n/a
4/16/2019	Gift	(5,056)	n/a
4/23/2019	(3)	(3)	n/a

(1)	Represents shares withheld by AFG to satisfy taxes payable in connection with the vesting of previously-awarded shares of restricted stock.
(2)	Represents a grant of restricted stock pursuant to AFG’s stock incentive plan. All shares cliff-vest four years after date of grant.
(3)
On April 23, 2019, a limited liability company, over which the Reporting Person shared voting and dispositive power, distributed all 2,324,600
Common Stock held to its members.  The Reporting Person received a proportionate number of 767,118 shares of Common Stock in the distribution.

Item 5(e) of the Original 13D is amended by adding the following:
As a result of the distribution discussed in footnote (3) above, the aggregate ownership of Common Stock by the Reporting Person has decreased to a level below five percent (5%) of all issued and outstanding shares of Common Stock, and, as a result thereof, the Reporting Person is filing this statement to report a change in beneficial ownership that terminates the Reporting Person’s obligation to report on Schedule 13D under the Securities and Exchange Act of 1934, as amended, subject to any future reporting obligations that may arise.
After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2019

/s/ Karl J. Grafe Karl J. Grafe, as Attorney-in-Fact for S. Craig Lindner